Exhibit 3.1

AMENDMENT NO. 2 TO

AMENDED AND RESTATED BYLAWS

OF

MONOTYPE IMAGING HOLDINGS INC.

Section 7 of Article I of the Amended and Restated By-laws of Monotype Imaging Holdings Inc. is hereby deleted in its entirety and replaced with the following:

“7. Action at Meeting. When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these By-laws. When a quorum is present at any meeting, a nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of votes cast at any meeting of stockholders at which there is a contested election of directors. An election shall be considered contested if as of the record date of any meeting of stockholders there are more nominees for election than positions on the Board of Directors to be filled by election at that meeting.”

Adopted and effective as of December 20, 2016.